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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

PHC, INC.
(Name of Issuer)
Class A Common Stock, $0.01 par value per share
(Title of Class of Securities)
693315103
(CUSIP Number)
April 1, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Camden Partners Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	PN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Camden Partners II Limited Partnership

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	PN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Camden Partners Capital Management, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	OO

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: David L. Warnock

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	IN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Richard M. Johnston

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	IN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Richard M. Berkeley

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	IN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Donald W. Hughes

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	IN

CUSIP No.	693315103	13G/A

1	NAMES OF REPORTING PERSONS: Shane H. Kim

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,657,177

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,657,177

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,657,177

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	8.36%

12	TYPE OF REPORTING PERSON *

	IN

Item 1.
     (a) Name of Issuer: PHC, Inc. (the “Issuer”)
     (b) Address of Issuer’s Principal Executive Offices: 200 Lake Street, Suite 102, Peabody, MA 01960
Item 2.
     (a) Name of Person Filing: This statement is filed on behalf of (each a “Reporting Person”): Camden Partners Limited Partnership (“CPLP”), Camden Partners II Limited Partnership (“CP2LP”), Camden Partners Capital Management, LLC (“CPCM” and, together with CPLP and CP2LP, the “Camden Entities”), David L. Warnock (“Warnock”), Richard M. Johnston (“Johnston”), Richard M. Berkeley (“Berkeley”), Donald W. Hughes (“Hughes”) and Shane H. Kim (“Kim” and, together with Warnock, Johnston, Berkeley and Hughes, the “Camden Managers”).
     (b) Address of Principal Business Office, or if none, Residence: 500 East Pratt Street, Suite 1200, Baltimore, Maryland 21202
     (c) Citizenship: The citizenship or place of organization of each of the Reporting Persons is set forth on the cover page.
     (d) Title of Class of Securities: Class A Common Stock
     (e) CUSIP Number: 693315103

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U. S.C. 78o).

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c). ,

(c)	[ ] Insurance company as defined in section 3(a)(l 9) of the Act (15 U.S.C. 78c).

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	[ ] An investment adviser in accordance with §240.13d-l(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d- 1 (b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d- I (b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] Group, in accordance with §240.13d-l(b)(1)(ii)(J).
Not applicable.
Item 4. Ownership:
     Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

     (a) Amount beneficially owned:
CPCM is the sole general partner of CPLP and CP2LP. Each of the Camden Managers is a Class A Member of CPCM. CPCM, CPLP, CP2LP and the Camden Managers each disclaims being members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.
As the sole general partner of CPLP and CP2LP, CPCM may be deemed to own beneficially the securities held of record by CPLP and CP2LP. CPCM disclaims beneficial ownership of any securities held of record by CPLP and CP2LP, except to the extent of its pecuniary interest therein. As the Class A Members of CPCM, the Camden Managers may be deemed to own beneficially the securities held of record by CPLP and CP2LP. Each of the Camden Managers hereby disclaims beneficial ownership of any securities not held of record by him, except to the extent of his pecuniary interest therein.
Camden Partners Holdings, LLC, a Delaware limited liability company (“Holdings”), is an affiliate of the Camden Entities that provides investment and advisory services to the Camden Entities. As a result of this relationship, each of the Camden Entities may be deemed to own beneficially the securities held of record by Holdings. Each of the Camden Entities disclaims beneficial ownership of any securities held of record by Holdings, except to the extent of its pecuniary interest therein. Holdings is a party to an Investment Management Agreement, dated as of June 30, 2004, with First Quadrant Mercury, L.P., a Delaware limited partnership (“Mercury”), pursuant to which Holdings provides investment management services to Mercury. Pursuant to the authority granted pursuant to such agreement, Holdings exercises on behalf of Mercury discretionary control over, and as a result thereof is deemed to beneficially own, 200,300 shares of Class A Common Stock of the Issuer. As a result of this relationship, the Camden Entities may be deemed to own beneficially the securities held of record by Mercury. Each of the Camden Entities and the Camden Managers hereby disclaims beneficial ownership of any securities not held of record by it, except to the extent of its pecuniary interest therein.
     (b) Percent of class: All calculations of beneficial ownership percentages are based on the Issuer’s report of having 19,047,327 shares of Class A Common Stock and 775,760 shares of Class B Common Stock issued and outstanding as of January 29, 2007, in the Issuer’s Form 10-Q filed on February 14, 2007 (incorporated herein by reference). The percentages of beneficial ownership reported herein reflect the beneficial ownership if each of the Reporting Persons is deemed to be the beneficial owner of all of the shares of Class A Common Stock held of record by CPLP, CP2LP and Holdings.

CPLP	8.36%
CP2LP	8.36%
CPCM	8.36%
Warnock	8.36%
Johnston	8.36%
Berkeley	8.36%
Hughes	8.36%
Kim	8.36%
     (c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

CPLP	0
CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
Hughes	0
Kim	0
(ii)Shared power to vote or to direct the vote

CPLP	1,657,177
CP2LP	1,657,177
CPCM	1,657,177
Warnock	1,657,177
Johnston	1,657,177
Berkeley	1,657,177
Hughes	1,657,177
Kim	1,657,177
(iii)Sole power to dispose or to direct the disposition of

CPLP	0
CP2LP	0
CPCM	0
Warnock	0
Johnston	0
Berkeley	0
Hughes	0
Kim	0
(iv)Shared power to dispose or to direct the disposition of

CPLP	1,657,177
CP2LP	1,657,177
CPCM	1,657,177
Warnock	1,657,177
Johnston	1,657,177
Berkeley	1,657,177
Hughes	1,657,177
Kim	1,657,177

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].
     Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
     Not Applicable.

Item 8.	Identification and Classification of Members of the Group
     Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits
     Exhibit 1 – Agreement regarding filing of joint Schedule 13G (attached).
     Exhibit 2 – Power of Attorney for Richard M. Berkeley (previously filed as Exhibit 4 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 3 – Power of Attorney for Richard M. Johnston (previously filed as Exhibit 3 to Schedule 13G filed with respect to Pharmanetics, Inc. on May 12, 2003, incorporated herein by reference).
     Exhibit 4 – Power of Attorney for David L. Warnock (previously filed as Exhibit 2 to Schedule 13G/A filed with respect to Kennedy-Wilson, Inc. on February 21, 2003, incorporated herein by reference).
     Exhibit 5 – Power of Attorney of Shane H. Kim (previously filed as Exhibit 5 to Schedule 13G filed with respect to the Issuer on December 29, 2006, incorporated herein by reference).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 7, 2007

Camden Partners Limited Partnership

By:	Camden Partners Capital Management, LLC,
its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

Camden Partners II Limited Partnership

By:	Camden Partners Capital Management, LLC,
its general partner

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

Camden Partners Capital Management, LLC

/s/ Donald W. Hughes

Name: Donald W. Hughes
Title: Member

David L. Warnock

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Johnston

/s/ Donald W. Hughes, Attorney-in-Fact

Richard M. Berkeley

/s/ Donald W. Hughes, Attorney-in-Fact

Donald W. Hughes

/s/ Donald W. Hughes

Shane H. Kim

/s/ Donald W. Hughes, Attorney-in-Fact